Exhibit 99.1

BIT Mining Limited Announces Unaudited Financial Results

for the First Quarter ended March 31, 2022

HONG KONG, May 27, 2022/PRNewswire/—BIT Mining Limited (NYSE: BTCM) (“BIT Mining,” “the Company,” “we,” “us,” or “our company”), a leading technology-driven cryptocurrency mining company, today reported its unaudited financial results for the first quarter ended March 31, 2022.

Cryptocurrency Business Progress

BIT Mining is a leading technology-driven cryptocurrency mining company with three primary business segments covering self-mining, mining pool and data center operation. The Company is pursuing its development strategy to focus on cryptocurrency mining operations globally.

As of today, the online total hash rate capacity of our Ethereum mining machines is approximately 4,452.7GH/s. For the three months ended March 31, 2022, we produced 5,420 Ethereum from our Ethereum cryptocurrency mining operations, and recognized revenue of approximately US$16.0 million.

As of today, the online total hash rate capacity of our Bitcoin mining machines is approximately 246.1PH/s. For the three months ended March 31, 2022, we produced 166 Bitcoins from our Bitcoin cryptocurrency mining operations, and recognized revenue of approximately US$6.9 million.

In terms of our data center business, we have hosted a cryptocurrency mining data center in Ohio (the “Ohio Mining Site”). As of today, we have completed the substation with power capacity of 50 megawatts which are operational at the Ohio Mining Site.

The mining pool subsidiary of the Company, BTC.com, has completely exited the China market, ceased registering new users from China and started to retire accounts of existing users from China since October 2021. Combined with the effect of declines in prices of cryptocurrencies in the first quarter of 2022, mining pool business revenue decreased from US$474.9 million in the fourth quarter of 2021 to US$272.3 million for the three months ended March 31, 2022.

“We are glad to announce our financial results for the first quarter ended March 31, 2022, as we continue to execute on our strategy to create value within the cryptocurrency ecosystem,” said Mr. Xianfeng Yang, CEO of BIT Mining. “Over the past quarter, we focused on our expansion in North America and have made significant progress in the construction of our data centers in Ohio. In the meantime, we continued our Bitcoin and Ethereum mining businesses and the integration of other businesses such as mining pool operation and mining machine manufacturing to create synergies. Given our early-mover advantage in Ethereum mining, we are also making inroads into Proof-of-Stake (POS) operations by providing a series of services including governance and monitoring, account system and nodes management. Looking forward, we plan to continue to enhance our value proposition and further strengthen our mining technology.”

First Quarter 2022 Highlights for Continuing Operations

•

Revenues were US$296.7 million in the first quarter of 2022, representing a significant decrease of US$201.1 million from US$497.8 million for the fourth quarter of 2021, and a sharp increase of US$294.1 million from US$2.6 million for the first quarter of 2021. Revenues during the first quarter of 2022 primarily consisted of US$272.3 million in revenue contribution from the mining pool business that we began consolidating in our financial statements from April 2021.

•

Operating loss was US$4.3 million in the first quarter of 2022, representing a decrease of US$12.8 million from US$17.1 million for the fourth quarter of 2021, and an increase of US$3.0 million from US$1.3 million for the first quarter of 2021.

•

Non-GAAP operating loss[1] was US$0.1 million in the first quarter of 2022, as compared with non-GAAP operating loss of US$9.9 million for the fourth quarter of 2021, and non-GAAP operating loss of US$1.3 million for the first quarter of 2021.

•

Net loss attributable to BIT Mining was US$3.1 million in the first quarter of 2022, as compared with net loss attributable to BIT Mining of US$11.0 million for the fourth quarter of 2021, and net income attributable to BIT Mining of US$3.3 million for the first quarter of 2021.

•

Non-GAAP net income[1] attributable to BIT Mining was US$1.2 million in the first quarter of 2022, as compared with non-GAAP net loss attributable to BIT Mining of US$4.1 million for the fourth quarter of 2021, and non-GAAP net loss attributable to BIT Mining of US$2.2 million for the first quarter of 2021.

•	Basic and diluted losses per American Depositary Share (“ADS”) attributable to BIT Mining Limited for the first quarter of 2022 was US$0.04.
•	Non-GAAP basic and diluted earnings per ADS[1] attributable to BIT Mining Limited for the first quarter of 2022 was US$0.02.

1Non-GAAP financial measures exclude the impact of share-based compensation expenses, impairment of intangible assets, deferred tax benefit relating to valuation allowance, gain on previously held equity interest, impairment of property and equipment, impairment of cryptocurrencies, net gain or loss on disposal of cryptocurrencies, and changes in fair value of contingent considerations. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this release.

First Quarter 2022 Financial Results for Continuing Operations

Revenues

Revenues were US$296.7 million for the first quarter of 2022, representing a sharp increase of US$294.1 million from US$2.6 million for the first quarter of 2021 and a significant decrease of US$201.1 million or 40.4% from US$497.8 million for the fourth quarter of 2021. The year-over-year increase was mainly attributable to the mining pool business that we have consolidated since April 2021. The sequential decrease was mainly attributable to a decrease of US$202.6 million in the mining pool business due to discontinuation of service to users in mainland China since October 2021, partially offset by an increase of US$1.3 million in revenues from the data center business in Ohio. Revenues were mainly comprised of revenues from the mining pool business of US$272.3 million and the cryptocurrency mining business of US$22.9 million.

Operating Costs and Expenses

Operating costs and expenses were US$298.8 million for the first quarter of 2022, representing a sharp increase of US$294.9 million from US$3.9 million for the first quarter of 2021, and a significant decrease of US$202.8 million or 40.4% from US$501.6 million for the fourth quarter of 2021. The year-over-year increase was mainly due to a significant increase of US$269.9 million in cost for the allocation to pool participants associated with the mining pool business and an increase of US$10.4 million in depreciation and amortization expense. The sequential decrease was mainly due to a decrease of US$209.3 million in cost for the allocation to pool participants associated with the mining pool business and an increase of US$5.8 million in depreciation and amortization expense.

Cost of revenue was US$290.7 million for the first quarter of 2022, representing a sharp increase of US$289.5 million from US$1.2 million for the first quarter of 2021, and a significant decrease of US$200.6 million or 40.8% from US$491.3 million for the fourth quarter of 2021. The year-over-year increase was mainly attributable to a significant increase of US$269.9 million in cost for the allocation to pool participants associated with the mining pool business and an increase of US$10.4 million in depreciation and amortization expense. The sequential decrease was mainly due to a decrease of US$209.3 million in cost for the allocation to pool participants associated with the mining pool business and an increase of US$5.8 million in depreciation and amortization expense. Cost of revenue was comprised of the direct cost of revenue of US$280.0 million and depreciation and amortization of US$10.7 million. The direct cost of revenue mainly included direct costs relating to (i) the mining pool business of US$269.9 million, (ii) the cryptocurrency mining business of US$6.6 million and (iii) the data center business of US$3.5 million.

Sales and marketing expenses were US$0.2 million for the first quarter of 2022, representing an increase of US$0.1 million from US$0.1 million for the first quarter of 2021, and a decrease of US$0.1 million or 33.3% from US$0.3 million for the fourth quarter of 2021. The sequential decrease was mainly due to a decrease of US$0.1 million in compensation expenses for employees.

General and administrative expenses were US$6.8 million for the first quarter of 2022, representing an increase of US$4.3 million from US$2.5 million for the first quarter of 2021, and a decrease of US$2.0 million or 22.7% from US$8.8 million for the fourth quarter of 2021. The year-over-year increase was mainly due to (i) an increase of US$1.8 million in share-based compensation expenses associated with share options granted to the Company’s directors and employees, (ii) an increase of US$0.6 million in compensation expenses for employees as a result of an increase in headcount, and (iii) an increase of US$0.4 million in overseas travel expense for purposes of business development. The sequential decrease was mainly due to (i) a decrease of US$0.9 million in consulting expense, and (ii) a decrease of US$0.6 million in share-based compensation expenses associated with share options granted to the Company’s directors and employees.

Service development expenses were US$1.1 million for the first quarter of 2022, representing an increase of US$1.0 million from US$0.1 million for the first quarter of 2021, and a decrease of US$0.1 million or 8.3% from US$1.2 million for the fourth quarter of 2021. The year-over-year increase was mainly due to an increase of US$0.7 million in expenses for employees, relating to our consolidations of Loto Interactive Limited and the mining pool business.

Net Gain on Disposal of Cryptocurrencies

Net gain on disposal of cryptocurrencies was US$4.9 million for the first quarter of 2022, by using first-in-first-out (“FIFO”) to calculate the cost of disposition during the first quarter of 2022. Net gain on disposal of cryptocurrencies was US$4.1 million for the fourth quarter of 2021. There was no such net gain or loss for the first quarter of 2021.

Impairment of Cryptocurrencies

Impairment of cryptocurrencies was US$7.7 million for the first quarter of 2022, representing a decrease of US$1.6 million from US$9.3 million for the fourth quarter of 2021, mainly due to impairment provided for cryptocurrency assets held as a result of the price fluctuation of cryptocurrencies. There was no such impairment for the first quarter of 2021.

Changes in Fair Value of Contingent Considerations

Changes in fair value of contingent considerations was US$1.2 million for the first quarter of 2022, representing a decrease of US$12.7 million from US$13.9 million for the fourth quarter of 2021, mainly due to the re-measurement on the fair value of the contingent considerations related to the combination of BTC.com. There was no such amount for the first quarter of 2021.

Impairment of Property and Equipment

Impairment of property and equipment was nil for the first quarter of 2022 and 2021. Impairment of property and equipment was US$12.6 million for the fourth quarter of 2021, mainly due to the closure and demolition of data centers in Sichuan, China.

Operating Loss

Operating loss was US$4.3 million for the first quarter of 2022, compared with operating loss of US$1.3 million for the first quarter of 2021, and operating loss of US$17.1 million for the fourth quarter of 2021.

Non-GAAP operating loss was US$0.1 million for the first quarter of 2022, compared with non-GAAP operating loss of US$1.3 million for the first quarter of 2021, and non-GAAP operating loss of US$9.9 million for the fourth quarter of 2021. The year-over-year decrease in non-GAAP operating loss was mainly due to increases of the cryptocurrency mining business for the first quarter of 2022 as there was no cryptocurrency mining business in the first quarter of 2021. The sequential decrease in non-GAAP operating loss was mainly due to (i) a decrease of US$5.8 million in losses on disposal of mining machines, (ii) a decrease of US$2.3 million in other operating expenses related to the Company’s F-3 filing, and (iii) a decrease of US$1.0 million in provision of prepayment related to discontinued data center operation in Sichuan, China.

Net Loss Attributable to BIT Mining

Net loss attributable to BIT Mining was US$3.1 million for the first quarter of 2022, compared with net income attributable to BIT Mining of US$3.3 million for the first quarter of 2021, and net loss attributable to BIT Mining of US$11.0 million for the fourth quarter of 2021. The sequential decrease in net loss attributable to BIT Mining was mainly due to impairment of property and equipment of US$12.6 million related to the closure and demolition of data centers in Sichuan, China for the fourth quarter of 2021, while there was no such impairment during the first quarter of 2022.

Non-GAAP net income attributable to BIT Mining was US$1.2 million for the first quarter of 2022, compared with non-GAAP net loss attributable to BIT Mining of US$2.2 million for the first quarter of 2021, and non-GAAP net loss attributable to BIT Mining of US$4.1 million for the fourth quarter of 2021. The year-over-year increase in non-GAAP net income attributable to BIT Mining was mainly due to the revenue of the increased cryptocurrencies mining pool revenue as mentioned above. The sequential decrease in non-GAAP net loss attributable to BIT Mining was mainly due to (i) a decrease in general and administrative expenses, (ii) a decrease in losses on disposal of mining machines, and (iii) a decrease in other operating expenses related to the Company’s F-3 filing mentioned above for the first quarter of 2022.

First Quarter 2022 Financial Results for Discontinued Operations

Net Loss from Discontinued Operations, Net of Taxes

Net loss from discontinued operations, net of taxes was nil for the first quarter of 2022 and for the fourth quarter of 2021, net loss from discontinued operations, net of taxes was US$1.3 million for the first quarter of 2021. The year over year decrease of US$1.3 million was mainly due to the disposal of the Company’s Chinese lottery-related business and termination of its lottery business-related VIE contracts in July 2021. The comparative financial information for the three months ended March 31, 2021 have been reclassified to reflect Chinese lottery-related business as a discontinued operation.

Cash and Cash Equivalents and Restricted Cash

As of March 31, 2022, the Company had cash and cash equivalents of US$20.9 million and restricted cash2 of US$0.1 million, compared with cash and cash equivalents of US$17.7 million and restricted cash of US$0.1 million as of December 31, 2021.

Cryptocurrency Assets

As of March 31, 2022, the Company had cryptocurrency assets of US$34.8 million and cryptocurrency assets pledged for a loan of US$9.6 million, which in aggregate are the equivalent of 359 Bitcoins, 6,735 Ethereum (including 4,000 Ethereum for pledge loan), 52.9 million Dogecoins and various other cryptocurrency assets, including those generated from its mining pool business and cryptocurrency mining business.

2Restricted cash represents deposits in merchant banks yet to be withdrawn.

About BIT Mining Limited

BIT Mining Limited (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, and data center operation. The Company owns the world's top blockchain browser BTC.com and the comprehensive mining pool business operated under BTC.com that provides multi-currency mining services including BTC, ETH and LTC. The Company has entered into a definitive agreement to acquire a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, to complete the Company's vertical integration with its supply chain, increase its self-sufficiency and strengthen its competitive position.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses, impairment of intangible assets, deferred tax benefit relating to valuation allowance, gain on previously held equity interest, impairment of property and equipment, impairment of cryptocurrencies, net gain or loss on disposal of cryptocurrencies, and changes in fair value of contingent considerations. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

For more information:

BIT Mining Limited

ir@btcm.group

Ir.btcm.com

www.btcm.group

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com

BIT Mining Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of U.S. dollars ("US$"), except for number of shares)

	December 31, 2021	March 31, 2022
	US$	US$
	Audited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	17,670	20,914
Restricted cash	134	131
Accounts receivable	737	1,844
Amounts due from related party	-	5,060
Prepayments and other current assets	21,525	27,694
Cryptocurrency assets	55,077	34,783
Cryptocurrency assets pledged for a loan	-	9,628
Total current assets	95,143	100,054

Non-current assets:
Property and equipment, net	70,199	62,052
Intangible assets, net	71,931	69,565
Deposits	99	99
Long-term investments	10,050	9,375
Right-of-use assets	6,166	5,852
Amounts due from related party - non-current	11,504	10,958
Other non-current assets	4,455	4,442
Goodwill	26,569	26,569
Total non-current assets	200,973	188,912

TOTAL ASSETS	296,116	288,966

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term loan	-	6,306
Accounts payable	54,438	43,310
Amounts due to related party	8,021	7,143
Accrued payroll and welfare payable	489	608
Accrued expenses and other current liabilities	18,738	18,434
Income tax payable	498	494
Operating lease liabilities - current	2,213	2,105
Total current liabilities	84,397	78,400

Non-current liabilities:
Operating lease liabilities - non-current	4,569	4,235
Total non-current liabilities	4,569	4,235

TOTAL LIABILITIES	88,966	82,635

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share; 1,599,935,000 shares authorized as of December 31, 2021 and March 31, 2022; 710,078,070 shares issued and outstanding as of December 31, 2021 and March 31, 2022	36	36
Class A preference shares, par value US$0.00005 per share; 65,000 shares authorized as of December 31, 2021 and March 31, 2022; 65,000 shares issued and outstanding as of December 31, 2021 and March 31,2022	-	-
Class B ordinary shares, par value US$0.00005 per share; 400,000,000 shares authorized as of December 31, 2021 and March 31, 2022; 99 shares issued and outstanding as of December 31, 2021 and March 31, 2022	-	-
Additional paid-in capital	590,567	593,234
Treasury shares	(21,604)	(21,604)
Accumulated deficit and statutory reserve	(384,867)	(387,918)
Accumulated other comprehensive loss	(2,355)	(2,141)
Total BIT Mining Limited shareholders’ equity	181,777	181,607
Noncontrolling interests	25,373	24,724
Total shareholders' equity	207,150	206,331

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	296,116	288,966

BIT Mining Limited
Condensed Consolidated Statements of Comprehensive Income (Loss)
(Amounts in thousands of U.S. dollars (“US$”),
 except for number of shares, per share (or ADS) data)

	Three Months Ended
	March 31, 2021*	December 31, 2021	March 31, 2022
	US$	US$	US$
	Unaudited	Unaudited	Unaudited
Revenues	2,621	497,778	296,678

Operating costs and expenses:
Cost of revenue	(1,228)	(491,328)	(290,677)
Sales and marketing expenses	(132)	(271)	(159)
General and administrative expenses	(2,480)	(8,782)	(6,849)
Service development expenses	(63)	(1,207)	(1,107)
Total operating costs and expenses	(3,903)	(501,588)	(298,792)
Other operating income	36	250	255
Other operating expenses	(44)	(9,660)	(903)
Net gain on disposal of cryptocurrencies	-	4,112	4,859
Impairment of cryptocurrencies	-	(9,342)	(7,673)
Changes in fair value of contingent considerations	-	13,936	1,247
Impairment of property and equipment	-	(12,572)	-
Impairment of intangible assets	-	(56)	-
Operating loss from continuing operations	(1,290)	(17,142)	(4,329)
Other income, net	181	230	532
Interest income	16	-	72
Interest expense	(109)	-	(174)
(Loss) gain from equity method investments	(1,005)	(349)	152
Gain on previously held equity interest	5,516	-	-
Gain from disposal of subsidiaries	-	91	-
Income (loss) before income tax	3,309	(17,170)	(3,747)
Income tax benefit	-	359	-
Net income (loss) from continuing operations	3,309	(16,811)	(3,747)
Loss from discontinued operations, net of applicable income taxes	(1,313)	-	-
Net loss from discontinued operations, net of applicable income taxes	(1,313)	-	-
Net income (loss)	1,996	(16,811)	(3,747)
Less: Net loss attributable to noncontrolling interest from continuing operations	-	(5,796)	(696)
Less: Net loss attributable to noncontrolling interest from discontinued operations	(45)	-	-
Less: Net loss attributable to noncontrolling interests	(45)	(5,796)	(696)
Net income (loss) attributable to BIT Mining Limited	2,041	(11,015)	(3,051)
Other comprehensive income (loss)
Share of other comprehensive income of an equity method investee	631	-	-
Reclassification into loss from equity method investments	131	-	-
Foreign currency translation (loss) gain	(641)	714	261
Other comprehensive income, net of tax	121	714	261
Comprehensive income (loss)	2,117	(16,097)	(3,486)
Less: Comprehensive loss attributable to noncontrolling interests	(45)	(5,196)	(649)
Comprehensive income (loss) attributable to BIT Mining Limited	2,162	(10,901)	(2,837)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	487,551,175	707,716,805	710,078,169
Diluted	498,573,411	707,716,805	710,078,169

Earnings (losses) per share attributable to BIT Mining Limited-Basic and Diluted
Net income (loss) from continuing operations	0.007	(0.02)	(0.004)
Net loss from discontinued operations	(0.003)	-	-
Net income (loss)	0.004	(0.02)	(0.004)

Earnings (losses) per ADS** attributable to BIT Mining Limited-Basic and Diluted
Net income (loss) from continuing operations	0.07	(0.16)	(0.04)
Net loss from discontinued operations	(0.03)	-	-
Net income (loss)	0.04	(0.16)	(0.04)

*The Company has changed its reporting currency from Renminbi ("RMB") to U.S dollars (“USD”) for the period commencing July 1, 2021. Prior periods’ comparative financial information has been recast as if the Company always used USD as its reporting currency.

** American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

BIT Mining Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of U.S. dollars (“US$”),
except for number of shares, per share (or ADS) data)

	Three Months Ended
	March 31, 2021*	December 31, 2021	March 31, 2022
	US$	US$	US$
	Unaudited	Unaudited	Unaudited
Operating loss from continuing operations	(1,290)	(17,142)	(4,329)
Adjustment for share-based compensation expenses	33	3,344	2,667
Adjustment for impairment of intangible assets	-	56	-
Adjustment for impairment of property and equipment	-	12,572	-
Adjustment for impairment of cryptocurrencies	-	9,342	7,673
Adjustment for net gain on disposal of cryptocurrencies	-	(4,112)	(4,859)
Adjustment for changes in fair value of contingent considerations	-	(13,936)	(1,247)
Adjusted operating loss from continuing operations (non-GAAP)	(1,257)	(9,876)	(95)

Net income (loss) attributable to BIT Mining Limited from continuing operations	3,309	(11,015)	(3,051)
Net loss attributable to BIT Mining Limited from discontinued operations	(1,268)	-	-
Net income (loss) attributable to BIT Mining Limited	2,041	(11,015)	(3,051)
Adjustment for share-based compensation expenses	33	3,344	2,667
Adjustment for impairment of intangible assets	-	56	-
Adjustment for deferred tax benefit relating to valuation allowance	-	(359)	-
Adjustment for gain on previously held equity interest	(5,516)	-	-
Adjustment for impairment of property and equipment	-	12,572	-
Adjustment for impairment of cyptocurrencies	-	9,342	7,673
Adjustment for net gain on disposal of cryptocurrencies	-	(4,112)	(4,859)
Adjustment for changes in fair value of contingent considerations	-	(13,936)	(1,247)
Adjusted net (loss) income attributable to BIT Mining Limited from continuing operations (non-GAAP)	(2,174)	(4,108)	1,183
Adjusted net loss attributable to BIT Mining Limited from discontinued operations (non-GAAP)	(1,268)	-	-
Adjusted net (loss) income attributable to BIT Mining Limited (non-GAAP)	(3,442)	(4,108)	1,183

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	487,551,175	707,716,805	710,078,169
Diluted	498,573,411	707,716,805	710,078,169

(Losses) Earnings per share attributable to BIT Mining Limited (non-GAAP)- Basic and Diluted
Net (loss) income from continuing operations (non-GAAP)	(0.004)	(0.01)	0.002
Net loss from discontinued operations (non-GAAP)	(0.003)	-	-
Net (loss) income (non-GAAP)	(0.007)	(0.01)	0.002

Losses (Earnings) per ADS** attributable to BIT Mining Limited (non-GAAP)- Basic and Diluted
Net (loss) income from continuing operations (non-GAAP)	(0.04)	(0.06)	0.02
Net loss from discontinued operations (non-GAAP)	(0.03)	-	-
Net (loss) income (non-GAAP)	(0.07)	(0.06)	0.02

*The Company has changed its reporting currency from Renminbi ("RMB") to U.S dollars (“USD”) for the period commencing July 1, 2021. Prior periods’ comparative financial information has been recast as if the Company always used USD as its reporting currency.

** American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.